May 5, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Mail Stop 4561

Attention:	Barbara C. Jacobs, Assistant Director Tamara Tangen, Staff Accountant Craig Wilson, Senior Assistant Chief Accountant Evan S. Jacobson, Staff Attorney

Re:	SolarWinds, Inc.
Registration Statement on Form S-1
File No. 333-149851
Initially Filed March 21, 2008
Amendment No. 8 Filed May 1, 2009

Ladies and Gentlemen:

We are submitting this letter on behalf of SolarWinds, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 4, 2009 (the “Staff Letter”) regarding Amendment No. 8 to the Company’s Registration Statement on Form S-1 (File No. 333-149851) (the “Registration Statement”) filed with the Commission on May 1, 2009 (“Amendment No. 8”).

In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the pages of Amendment No. 8.

Securities and Exchange Commission

May 5, 2009

Principal and Selling Stockholders, page 114

1.	We note from your letter dated May 1, 2009 that BCV Co-Invest SW, LP is an affiliate of a registered broker-dealer. Please revise footnote 2 to the selling stockholder table to state, if true, that: (i) the seller purchased in the ordinary course of business, and (ii) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If such statements are not true, please revise to state that the seller is an underwriter.

The Company acknowledges the Staff’s comment and intends to revise the disclosure in footnote 2 to the selling stockholder table on pages 115 and 116 in its prospectus filed subsequent to the Registration Statement pursuant to Rule 424(b) of the Securities Act of 1933, as amended (the “Final Prospectus”), as set forth in Exhibit A hereto to state that BCV Co-Invest SW, LP purchased the securities in the ordinary course of business and, at the time of the purchase of the securities to be resold, BCV Co-Invest SW, LP had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Unaudited Pro Forma Presentation, page F-8

2.	Given the three possible earnout payment scenarios of $0, $10 million and $20 million, revise your disclosures on page F-8 to explain the accounting basis and assumptions supporting your selection of $10 million for pro forma presentation purposes. Ensure that conforming revisions are made to similar disclosures throughout your filing.

The Company acknowledges the Staff’s comment and intends to revise the disclosure on pages 26, 27, 29 and F-7 in the Final Prospectus as set forth in Exhibit A hereto to explain the accounting basis and assumptions supporting its selection of a $10 million earnout payment in its pro forma presentation.

Unaudited Pro Forma Financial Statements

Unaudited Condensed Pro Forma Statements of Income, pages F-33 and F-34

3.	Revise the Offering Adjustments column to present the amount of the adjustment to “Net income available to common stockholders.”

Securities and Exchange Commission

May 5, 2009

The Company acknowledges the Staff’s comment and intends to revise the Offering Adjustments column of its Unaudited Condensed Pro Forma Statements of Income on pages F-32 and F-33 in the Final Prospectus as set forth in Exhibit A hereto to present the amount of the adjustment to “Net income available to common stockholders.”

4.	With regard to the number of shares used in computing per share amounts we have the following comments:

a.	We note that the number of shares used in your computation of per share amounts, as described in footnote 4, includes 9,000,000 shares of common stock to be sold upon the closing of this offering. We believe that the denominator in computing pro forma EPS should include only those common shares whose proceeds are being reflected in the pro forma financial statements, for example, those issued for debt repayment. In this regard, it does not appear that the inclusion of the 9,000,000 shares is appropriate in your more prominent presentation of earnings per share. These shares may be presented and labeled as, “additional” earnings per share data, and located in a less prominent earnings per share computation, if such information is considered meaningful by management.

The Company acknowledges the Staff’s comment and intends to revise the disclosure on pages F-32 and F-33 in the Final Prospectus as set forth in Exhibit A attached hereto.

b.	Further, pursuant to SAB Topic I.B.3., because the earnout payment will be paid with proceeds from the offering, we believe it is appropriate to give effect to the number of shares whose proceeds were to be used to pay the dividend. Confirm and disclose that you have given effect to the increase in the number of shares which, when multiplied by the offering price, would be sufficient to replace the capital in excess of earnings being withdrawn.

The Company confirms that, pursuant to SAB Topic I.B.3., it has given effect to the increase in the number of shares which, when multiplied by the offering price, would be sufficient to replace the capital in excess of earnings being withdrawn to pay the dividend. The Company computed the 1,072,000 shares by dividing (i) the assumed $10.0 million earnout payment by (ii) the quotient obtained by dividing (x) net offering proceeds of approximately $84.0 million by (y) the 9,000,000 shares of common stock to be issued by the Company.

The Company acknowledges the Staff’s comment and intends to revise the disclosure on pages F-32 and F-32 in the Final Prospectus as set forth in Exhibit A hereto to confirm that the share amounts were calculated pursuant to SAB Topic I.B.3.

******

Securities and Exchange Commission

May 5, 2009

Please direct your questions or comments regarding this letter to the undersigned by telephone to 512.338.5401 or by facsimile to 512.338.5499. Thank you for your assistance.

Respectfully submitted, WILSON SONSINI GOODRICH & ROSATI, Professional Corporation

/s/ Paul R. Tobias
Paul R. Tobias

cc:	Kevin B. Thompson, SolarWinds, Inc.
Bryan A. Sims, SolarWinds, Inc.
J. Barton Kalsu, SolarWinds, Inc.
Jason Bliss, SolarWinds, Inc.
Laird H. Simons III, Fenwick & West LLP
Robert A. Freedman, Fenwick & West LLP
J. Robert Suffoletta

EXHIBIT A

See attached.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of 9,000,000 shares of common stock in this offering at an assumed initial public offering price of $10.50 per share, the midpoint of the price range set forth on the front cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses, will be approximately $84.0 million. A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by $8.4 million, assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

We intend to use a portion of our net proceeds from this offering to repay a portion of our outstanding long-term indebtedness of $93.9 million as of March 31, 2009 under our December 2005 credit facilities and to pay an earnout payment of up to $20.0 million. This earnout payment is calculated in accordance with a formula provided in an agreement with certain of our original stockholders and will be either $0, $10.0 million or $20.0 million. If the closing price per share of our common stock on the expiration date of the lock-up agreements is less than $8.05 per share, the earnout payment would be $0. If the closing price per share of our common stock on the expiration date of the lock-up agreements is equal to or greater than $8.06 per share but less than $10.75 per share, the earnout payment would be $10.0 million. If the closing price per share of our common stock on the expiration date of the lock-up agreements is equal to or greater than $10.75 per share, the earnout payment would be $20.0 million. See “Certain Relationships and Related Party Transactions—Redemption Agreement.” As indicated elsewhere in this prospectus, we have assumed an earnout payment of $10.0 million based on our belief that the assumed initial public offering price of $10.50, the midpoint of the price range set forth on the front cover of this prospectus, is a reasonable estimation of the closing price per share of our common stock on the expiration date of the lock-up agreements. The borrowings outstanding under our December 2005 credit facilities currently have a stated maturity of December 2011. The $68.9 million of borrowings outstanding at March 31, 2009 under the first lien term loan bear interest at a per annum rate of three-month LIBOR plus a margin of 3.50%, or 4.9% at March 31, 2009, and the $25.0 million of borrowings outstanding at March 31, 2009 under the second lien term loan bear interest at a per annum rate of three-month LIBOR plus a margin of 5.25% to 6.25% depending on our leverage ratio at the time, or 6.7% at March 31, 2009, in each case payable quarterly. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations, Commitments and Contingencies.” Pursuant to the terms of our credit facilities, we will be required to repay a portion of the outstanding principal amount under our first lien term loan based on our leverage ratio for the 12 months immediately preceding the receipt of the net proceeds from this offering. We expect this repayment to be $42.0 million based on our expected leverage ratio and the amount of the net proceeds from this offering at the assumed initial public offering price. We currently do not intend to prepay with the proceeds from this offering any additional outstanding indebtedness under our December 2005 credit facilities. We intend to use our remaining net proceeds from this offering for working capital and general corporate purposes. We may also use a portion of our net proceeds from this offering to acquire or license products, technologies or businesses, but we currently have no agreements or commitments relating to material acquisitions or licenses. Accordingly, our management will have broad discretion in the application of these proceeds and investors will be relying on the judgment of our management regarding their application.

Pending their use, we plan to invest our net proceeds from this offering in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings will be used for the operation and growth of our business. Any future determination to pay dividends on our common stock would be subject to the discretion of our board of directors and would depend upon various factors, including our results of operations, financial condition and liquidity requirements, restrictions that may be imposed by applicable law and our contracts, and other factors deemed relevant by our board of directors. In addition, the terms of our credit facilities currently restrict our ability to pay dividends.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of March 31, 2009 on:

•	an actual basis;

•

a pro forma basis after giving effect to (i) the conversion of all outstanding shares of our convertible preferred stock into 27,000,003 shares of our common stock upon the closing of this offering and (ii) the accrual of an assumed earnout payment of $10.0 million in accordance with an agreement with our original stockholders; and

•

a pro forma as adjusted basis to give further effect to (i) our receipt of the net proceeds from our sale of shares of common stock in this offering at an assumed initial public offering price of $10.50 per share, the midpoint of the price range set forth on the front cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses, (ii) the application of approximately $42.0 million of proceeds of the offering to repay a portion of our indebtedness, (iii) an adjustment to debt issuance costs and (iv) the application of $10.0 million of proceeds of this offering to pay the accrued earnout in accordance with an agreement with our original stockholders.

For purposes of our pro forma and pro forma as adjusted presentation, we have assumed an earnout accrual and payment, respectively, of $10.0 million based on our belief that the assumed initial public offering price of $10.50, the midpoint of the price range set forth on the front cover of this prospectus, is a reasonable estimation of the closing price per share of our common stock on the expiration date of the lock-up agreements as further described in “Use of Proceeds.”

The information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	March 31, 2009
	Actual	Pro Forma	Pro Forma As Adjusted
(in thousands)		(unaudited)
Cash and cash equivalents	$47,206	$47,206	$79,201

Long-term obligations, including current portion (excluding deferred revenue)	$94,191	$94,191	$52,196
Convertible preferred stock, $0.001 par value: 46,551,618 shares authorized, 27,000,003 shares issued and outstanding, actual; 46,551,618 shares authorized, no shares issued or outstanding, pro forma; no shares authorized, issued or outstanding, pro forma as adjusted	27	—	—
Stockholders’ equity (deficit):
Preferred stock, $0.001 par value: no shares authorized, issued or outstanding, actual or pro forma; 10,000,000 shares authorized, no shares issued or outstanding, pro forma as adjusted	—	—	—
Common stock, $0.001 par value: 123,000,000 shares authorized, 28,186,345 shares issued and outstanding, actual; 123,000,000 shares authorized, 55,186,348 shares issued and outstanding, pro forma; and 123,000,000 shares authorized, 64,186,348 shares issued and outstanding, pro forma as adjusted	28	55	64
Additional paid-in capital	16,914	16,914	98,697
Accumulated other comprehensive loss	(497)	(497)	(497)
Accumulated deficit	(57,446)	(67,446)	(67,682)

Total stockholders’ equity (deficit)	(41,001)	(50,974)	30,582

Total capitalization	$53,217	$43,217	$82,778

DILUTION

At March 31, 2009, our pro forma net tangible book value (deficit) was approximately $(73.0) million, or $(1.32) per share of common stock. Our pro forma net tangible book value (deficit) per share represents the amount of our tangible assets less our liabilities, divided by the shares of common stock outstanding at March 31, 2009 after giving effect to the conversion of all outstanding shares of convertible preferred stock into 27,000,003 shares of our common stock upon completion of this offering and the accrual of an assumed earnout payment of $10.0 million in accordance with an agreement with our original stockholders.

Our pro forma as adjusted net tangible book value at March 31, 2009 would have been $10.8 million, or $0.20 per share of common stock, after giving effect to our sale of 9,000,000 shares of common stock in this offering at the assumed initial public offering price of $10.50 per share. Our pro forma as adjusted net tangible book value also assumes the deduction of (i) estimated underwriting discounts and commissions and estimated offering expenses, (ii) the application of approximately $42.0 million of proceeds of the offering to repay a portion of our indebtedness, (iii) an adjustment to debt issuance costs and (iv) the application of $10.0 million of proceeds of this offering to pay the accrued earnout in accordance with an agreement with our original stockholders. This represents an immediate increase in pro forma net tangible book value of $1.52 per share to existing stockholders and an immediate dilution of $10.30 per share to new investors. For purposes of our pro forma net tangible book value presentation and our pro forma as adjusted net tangible book value presentation, we have assumed an earnout accrual and payment, respectively, of $10.0 million based on our belief that the assumed initial public offering price of $10.50, the midpoint of the price range set forth on the front cover of this prospectus, is a reasonable estimation of the closing price per share of our common stock on the expiration date of the lock-up agreements as further described in “Use of Proceeds.”

The following table illustrates this dilution:

Assumed initial public offering price per share		$10.50
Pro forma net tangible book value (deficit) per share as of March 31, 2009	$(1.32)
Increase per share attributable to this offering	1.52

Pro forma as adjusted net tangible book value per share after this offering		0.20

Net tangible book value dilution per share to new investors in this offering		$10.30

If all our outstanding options had been exercised, our pro forma net tangible book value (deficit) as of March 31, 2009 would have been $(25.6) million, or $(0.38) per share, and the pro forma as adjusted net tangible book value after this offering would have been $58.3 million, or $0.87 per share, causing dilution to new investors of $9.63 per share.

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2009, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing stockholders and by new investors purchasing shares in this offering at the initial public offering price of $10.50, the midpoint of the price range set forth on the front cover of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent

Existing stockholders	55,186,348	86.0%	$3,367,640	3.4%	$0.06
New investors	9,000,000	14.0	94,500,000	96.6	10.50

Total	64,186,348	100.0%	$97,867,640	100.0%

Name and Address of Beneficial Owner	Shares Beneficially Owned Prior to the Offering		Number of Shares Offered	Shares Beneficially Owned After the Offering		Number of Shares to be Sold if Underwriters’ Option is Exercised in Full	Shares Beneficially Owned After the Offering if Underwriters’ Option is Exercised in Full
	Shares	Percentage		Shares	Percentage		Shares	Percentage
5% Stockholders:
Bain Capital Venture Integral Investors, LLC (1)	14,051,110	25.5%	938,471	13,112,639	20.4%	547,325	12,565,314	19.6%
BCV Co-Invest SW, LP (2)	3,357,324	6.1	224,235	3,133,089	4.9	130,776	3,002,313	4.7
Entities affiliated with Insight Ventures (3)	17,408,436	31.5	1,162,706	16,245,730	25.3	678,100	15,567,630	24.3
Entities affiliated with Donald C. Yonce (4)	15,667,598	28.4	—	15,667,598	24.4	—	15,667,598	24.4
Named Executive Officers and Directors:
Michael S. Bennett (5)	3,262,782	5.6	220,406	3,042,376	4.5	128,542	2,913,834	4.3
Kevin B. Thompson (6)	772,829	1.4	69,127	703,702	1.1	40,316	663,386	1.0
Douglas G. Hibberd (7)	470,977	*	42,078	428,899	*	24,540	404,359	*
Kenny L. Van Zant (8)	528,125	*	55,102	473,023	*	32,135	440,888	*
Karen L. White (8)	125,000	*	—	125,000	*	—	125,000	*
Steven M. Cakebread (8)	15,277	*	—	15,277	*	—	15,277	*
Jeffrey L. Horing (3)	17,408,436	31.5	1,162,706	16,245,730	25.3	678,100	15,567,630	24.3
Bob L. Martin (9)	386,371	*	24,915	361,456	*	14,532	346,924	*
J. Benjamin Nye (10)	14,051,110	25.5	938,471	13,112,639	20.4	547,325	12,565,314	19.6
Ellen F. Siminoff	—	—	—	—	—	—	—	—
John D. Thornton (11)	1,899,540	3.4	126,870	1,772,670	2.8	73,992	1,698,678	2.6
Donald C. Yonce (4)	15,667,598	28.4	—	15,667,598	24.4	—	15,667,598	24.4
All executive officers and directors as a group (18 people) (12)	55,432,395	90.6	2,735,752	52,696,643	75.1	1,595,516	51,101,127	72.8
Other Selling Stockholders:
Austin Ventures IX, L.P. (13)	1,899,540	3.4	126,870	1,772,670	2.8	73,992	1,698,678	2.6
J. Barton Kalsu (8)	89,374	*	14,026	75,348	*	8,180	67,168	*
David Owens (8)	51,375	*	6,913	44,462	*	4,031	40,431	*
Rita J. Selvaggi (14)	442,852	*	37,068	405,784	*	21,619	384,165	*
Bryan A. Sims (8)	153,750	*	20,037	133,713	*	11,686	122,027	*
Paul Strelzick (8)	106,999	*	18,033	88,966	*	10,517	78,449	*
David A. Yonce and affiliated entity (15)	2,340,051	4.2	156,292	2,183,759	3.4	91,150	2,092,609	3.3

(1)	J. Benjamin Nye is a Managing Director of Bain Capital Venture Investors, LLC, which is the administrative member of Bain Capital Venture Integral Investors, LLC, and may be deemed to share voting and dispositive power over the shares held by Bain Capital Venture Integral Investors, LLC. Michael A. Krupka is the sole managing member of Bain Capital Venture Investors, LLC and may also be deemed to share voting and dispositive power over shares held by Bain Capital Venture Investors, LLC. Mr. Nye and Mr. Krupka disclaim beneficial ownership of shares held by Bain Capital Venture Integral Investors, LLC, except to the extent of their respective pecuniary interests therein. The address for each of Bain Capital Venture Integral Investors, LLC, Mr. Krupka and Mr. Nye is 111 Huntington Avenue, Boston, MA 02199. For a discussion of our material relationships with Bain Capital Venture Integral Investors, LLC, within the past three years, see “Certain Relationships and Related Party Transactions.” Does not include 3,357,324 shares owned by BCV Co-Invest SW, LP.
(2)

Auda Software LLC is the general partner of BCV Co-Invest SW, LP. Fritz Becker, Markus Stadlmann and Marcel Giacometti are the members of the board of directors of the general partner of the ultimate parent entity of Auda Software LLC and may be deemed to share voting and dispositive power over the shares held by BCV Co-Invest SW, LP. Fritz Becker, Markus Stadlmann and Marcel Giacometti disclaim beneficial ownership of shares held by BCV Co-Invest SW, LP except to the extent of their respective pecuniary interests therein. The address for BCV Co-Invest SW, LP is c/o Auda Software LLC, 745 Fifth Avenue, 29th Floor, New York, NY 10151. Does not include 14,051,110 shares held by Bain Capital Venture Integral Investors, LLC. BCV Co-Invest SW, LP is an affiliate of a broker-dealer, purchased the securities in the ordinary course of business and, at the time of the purchase of the securities to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
(3)	Represents 6,438,318 shares held by Insight Venture Partners V, L.P., 223,436 shares held by Insight Venture Partners (Cayman) IV, L.P., 1,949,428 shares held by Insight Venture Partners (Cayman) V, L.P., 6,528,128 shares held by Insight Venture Partners V Coinvestment Fund, L.P., 205,964 shares held by Insight Venture Partners IV (Co-Investors), L.P., 378,598 shares held by Insight Venture Partners V (Employee Co-Investors), L.P., 13,284 shares held by Insight Venture Partners IV (Fund B), L.P. and 1,671,280 shares held by Insight Venture Partners IV, L.P. In this offering, each of the Insight entities will sell the following number of shares of common stock: Insight Venture Partners V, L.P. (430,014); Insight Venture Partners (Cayman) IV, L.P. (14,923); Insight Venture Partners (Cayman) V, L.P. (130,202); Insight Venture Partners V Coinvestment Fund, L.P. (436,013); Insight Venture Partners IV (Co-Investors), L.P. (13,756); Insight Venture Partners V (Employee Co-Investors), L.P. (25,286); Insight Venture Partners IV (Fund B), L.P. (887); and Insight Venture Partners IV, L.P. (111,625). Assuming the underwriters exercise their overallotment option in full, each of the Insight entities will additionally sell up to the following number of shares of common stock: Insight Venture Partners V, L.P. (250,789); Insight Venture Partners (Cayman) IV, L.P. (8,703); Insight Venture Partners (Cayman) V, L.P. (75,935); Insight Venture Partners V Coinvestment Fund, L.P. (254,286); Insight Venture Partners IV (Co-Investors), L.P. (8,023); Insight Venture Partners V (Employee Co-Investors), L.P. (14,747); Insight Venture Partners IV (Fund B), L.P. (517); and Insight Venture Partners IV, L.P. (65,100). Insight Holdings Group, L.L.C. (“Insight Holdings”) is the managing member of Insight Venture Associates IV, L.L.C. (“Insight Associates IV”), which in turn is the general partner of (i) Insight Venture Partners IV, L.P., (ii) Insight Venture Partners IV (Fund B), L.P., (iii) Insight Venture Partners IV (Co-Investors), L.P. and (iv) Insight Venture Partners (Cayman) IV, L.P. (together with Insight Venture Partners IV, L.P., Insight Venture Partners IV (Co-Investors), L.P. and Insight Venture Partners IV (Fund B), L.P., the “Insight IV Funds”). Jeffrey L. Horing, Deven Parekh and Peter Sobiloff are the members of the board of managers of Insight Holdings. Because Messrs. Horing, Parekh and Sobiloff are the members of the board of managers of Insight Holdings, Insight Holdings is the managing member of Insight Associates IV and Insight Associates IV is the general partner of each of the Insight IV Funds, they have voting and dispositive power over these shares. The foregoing is not an admission by Insight Associates IV or Insight Holdings that it is the beneficial owner of the shares held by the Insight IV Funds. Each of Messrs. Horing, Parekh or Sobiloff disclaims beneficial ownership of the shares except to the extent of his pecuniary interests in these entities. Insight Holdings is the managing member of Insight Venture Associates V, L.L.C. (“Insight Associates V”), which in turn is the general partner of (i) Insight Venture Partners V, L.P., (ii) Insight Venture Partners V Coinvestment Fund, L.P., (iii) Insight Venture Partners V (Employee Co-Investors), L.P. and (iv) Insight Venture Partners (Cayman) V, L.P. (together with Insight Venture Partners V, L.P., Insight Venture Partners V Coinvestment Fund, L.P. and Insight Venture Partners V (Employee Co-Investors), L.P., the “Insight V Funds”). Jeffrey L. Horing, Deven Parekh and Peter Sobiloff are the members of the board of managers of Insight Holdings. Because Messrs. Horing, Parekh and Sobiloff are the members of the board of managers of Insight Holdings, Insight Holdings is the managing member of Insight Associates V and Insight Associates V is the general partner of each of the Insight V Funds, they have voting and dispositive power over these shares. The foregoing is not an admission by Insight Associates V or Insight Holdings that it is the beneficial owner of the shares held by the Insight V Funds. Each of Messrs. Horing, Parekh or Sobiloff disclaims beneficial ownership of the shares except to the extent of his pecuniary interests in these entities. The address of the Insight entities and Mr. Horing is 680 Fifth Avenue, 8th Floor, New York, NY 10019. For a discussion of our material relationships with entities associated with Insight within the past three years, see “Certain Relationships and Related Party Transactions.”
(4)

Represents 10,321,934 shares held by the Donald Yonce 2007 Trust and 5,345,664 shares held by Atlantis SolarWinds, LP. Mr. Yonce is the trustee of the Donald Yonce 2007 Trust and has voting and dispositive power over the shares held by the Donald Yonce 2007 Trust. The Donald Yonce 2007 Trust is a grantor retained annuity trust. The annual annuity payment under the trust may be paid in partnership interests in Atlantis SolarWinds, LP. Atlantis SolarWinds, LLC is the general partner of Atlantis SolarWinds, LP. The Donald Yonce Family Trust is the sole member of Atlantis SolarWinds, LLC. Mr. Yonce is the trustee of

SolarWinds, Inc.

Notes to Consolidated Financial Statements

1. Organization and Nature of Operations

SolarWinds, Inc., a Delaware corporation, and its subsidiaries, or we or us, are a provider of enterprise-class network management software designed by network professionals for network professionals. Our customer base spans small businesses to Fortune 500™ companies, government agencies, including the military, and educational institutions.

We declared a three-for-one stock split of our common stock and preferred stock in January 2008. We have presented all share and per share information giving effect to the stock split.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include our accounts and the accounts of our wholly owned subsidiaries. We have eliminated all material intercompany balances and transactions.

Unaudited Interim Financial Information

The accompanying unaudited interim consolidated balance sheet as of March 31, 2009, the consolidated statements of income and cash flows for the three months ended March 31, 2008 and 2009, and the consolidated statement of changes in convertible preferred stock and stockholders’ deficit for the three months ended March 31, 2009 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of our management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair statement of our financial position, as of March 31, 2009, the results of operations and cash flows for the three months ended March 31, 2008 and 2009 and stockholders’ deficit for the three months ended March 31, 2009. The results of operations for the three months ended March 31, 2009 are not necessarily indicative of the results to be expected for the year ending December 31, 2009 or for any other period.

Unaudited Pro Forma Presentation

Upon the consummation of the initial public offering contemplated in this prospectus, all of the outstanding shares of our convertible preferred stock will automatically convert into shares of our common stock. The March 31, 2009 unaudited pro forma balance sheet data has been prepared assuming the conversion of the convertible preferred stock outstanding into 27,000,003 shares of common stock. The unaudited pro forma earnings per share for the year ended December 31, 2008 and the three months ended March 31, 2009 were computed using the weighted average number of common shares outstanding and have been prepared assuming the conversion of the convertible preferred stock outstanding into 27,000,003 shares of common stock.

We have included in the pro forma presentation the earnout payment to be paid pursuant to a Redemption Agreement with Atlantis Solarwinds, LP and Yonce Management, LLC. This earnout payment is calculated in accordance with a formula provided in an agreement with certain of our original stockholders and will be either $0, $10.0 million or $20.0 million. If the closing price per share of our common stock on the expiration date of the lock-up agreements entered into by the holders of a majority of our outstanding common stock on an as-converted basis is less than $8.05 per share, the earnout payment would be $0. If the closing price per share of our common stock on the expiration date of the lock-up agreements entered into by the holders of a majority of our outstanding common stock on an as-converted basis is equal to or greater than $8.06 per share but less than $10.75 per share, the earnout payment would be $10.0 million. If the closing price per share of our common stock on the expiration date of the lock-up agreements entered into by the holders of a majority of our outstanding common stock on an as-converted basis is equal to or greater than $10.75 per share, the earnout payment would be $20.0 million. For purposes of our pro forma and pro forma as adjusted presentations, we have assumed an earnout accrual and payment, respectively, of $10.0 million based on our belief that the assumed initial public offering price of $10.50, the midpoint of the price range set forth on the front cover of this prospectus, is a reasonable estimation of the closing price per share of our common stock on the expiration date of the lock-up agreements. We will treat any payments made under this agreement as a dividend to our original stockholders that will increase our accumulated deficit in the period of payment.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant items subject to those estimates and assumptions include the carrying amounts of property and equipment, intangible assets and goodwill, the allowance for doubtful accounts, the valuation of stock options, the fair value of common stock and deferred income taxes. Actual results could differ from those estimates.

Foreign Currency Translation

Generally, the functional currency of our foreign subsidiaries is the local currency for the country in which the foreign subsidiary operates. We translate assets and liabilities for these subsidiaries at exchange rates in effect at the balance sheet date. We translate income and expense accounts for these subsidiaries at the average monthly exchange rates for the periods. We record resulting translation adjustments as a component of accumulated other comprehensive income (loss) within stockholders’ deficit. Cumulative translation adjustments were $6,000, $0.3 million and $0.5 million at December 31, 2007 and 2008 and March 31, 2009 (unaudited), respectively. We record gains and losses from currency transactions denominated in currencies other than the functional currency as other income or expense in our consolidated statements of income. There were no equity transactions denominated in foreign currencies for the years ended December 31, 2007 and 2008 or the three months ended March 31, 2009 (unaudited).

Local currency transactions of international subsidiaries that have the U.S. dollar as the functional currency are remeasured into U.S. dollars using current rates of exchange for monetary assets and liabilities and historical rates of exchange for non-monetary assets and liabilities. Gains and losses from remeasurement of monetary assets and liabilities, as reflected within the consolidated statements of income, were not material for the years ended December 31, 2006, 2007 and 2008 and the three months ended March 31, 2009 (unaudited).

Fair Value of Financial Instruments

The carrying amounts of our financial instruments, including cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate their respective fair values, due to the short-term nature of these instruments.

On January 1, 2008, we adopted the provisions of SFAS No. 157 for financial assets and liabilities. SFAS No. 157 became effective for financial assets and liabilities on January 1, 2008. On January 1, 2009, we began applying the provisions of SFAS No. 157 for non-recurring fair value measurements of non-financial assets and liabilities, such as goodwill, indefinite-lived intangible assets, and property, plant and equipment. SFAS No. 157 defines fair value, thereby eliminating inconsistencies in guidance found in various prior accounting pronouncements, and increases disclosures surrounding fair value calculations.

SFAS No. 157 establishes a three-tiered fair value hierarchy that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as follows:

Level 1: Unadjusted quoted prices for identical assets or liabilities in active markets accessible by us.

Level 2: Inputs that are observable in the marketplace other than those inputs classified as Level 1.

Level 3: Inputs that are unobservable in the marketplace and significant to the valuation.

The following section describes the valuation methodologies we use to measure different financial assets and financial liabilities at fair value.

Money Market Funds and Short-Term Investments

In order to determine fair value of our money market funds and short-term investments, we use quoted prices in active markets for identical assets. Therefore, our money market funds and short-term investments are considered a Level 1 item. We currently have no financial instruments that qualify as Level 2 or 3 items.

UNAUDITED CONDENSED PRO FORMA STATEMENT OF INCOME

For the Year Ended December 31, 2008

		Pro Forma, As Adjusted
	Actual(1)	Offering Adjustments		As Adjusted
(in thousands, except per share data)
Revenue	$93,135	$—		$93,135
Cost of revenue	3,588	—		3,588
Sales and marketing	22,664	—		22,664
Research and development	8,452	—		8,452
General and administrative	16,464	—		16,464
Other income (expense)	(8,945)	3,270	(2)	(5,675)

Income before income taxes	33,022	3,270		36,292
Income tax expense	10,717	1,259	(3)	11,976

Net income	$22,305	$2,011		$24,316

Net income available to common stockholders	$11,383	$12,933	(4)	$24,316
Earnings per share available to common stockholders:
Basic	$0.40			$0.40
Diluted	$0.35			$0.37
Shares used in computation of per share amounts
Basic	28,137	32,572	(5)	60,709
Diluted	32,652	32,572	(5)	65,224
Additional earnings per share data:
Net income available to common stockholders	$11,383	$12,933	(4)	$24,316
Earnings per share available to common stockholders:
Basic	$0.40			$0.38
Diluted	$0.35			$0.35
Shares used in computation of per share amounts
Basic	28,137	36,000	(6)	64,137
Diluted	32,652	36,000	(6)	68,652

(1)	Derived from the audited consolidated statement of income for SolarWinds for the year ended December 31, 2008.
(2)	Represents the reduction in interest expense associated with the repayment of approximately $42.0 million of the outstanding principal amount of our long-term debt as required under the terms of our credit facilities and described under “Use of Proceeds.” In addition, the amortization of our debt issuance costs was decreased as a result of the lower outstanding principal balance due to the repayment of our long-term debt.
(3)	Represents the tax effect of the interest expense adjustment discussed in footnote (2) above, assuming a statutory tax rate of 38.5%.
(4)	Represents the amount allocated to participating preferred stockholders due to the conversion of all outstanding shares of our convertible preferred stock into 27,000,003 shares of our common stock.
(5)	Represents the conversion of all outstanding shares of our convertible preferred stock into 27,000,003 shares of our common stock, 1,072,000 shares issued related to the $10.0 million earnout and 4,500,000 shares issued related to the repayment of approximately $42.0 million of the outstanding principal amount of our long-term debt. We calculated the 1,072,000 shares issued related to the earnout payment in accordance with SEC Staff Accounting Bulletin Topic 1.B.3.
(6)	Represents the conversion of all outstanding shares of our convertible preferred stock into 27,000,003 shares of our common stock and the sale of 9,000,000 shares of common stock sold by us upon the closing of this offering.

UNAUDITED CONDENSED PRO FORMA STATEMENT OF INCOME

For the Three Months Ended March 31, 2009

		Pro Forma, As Adjusted
	Actual(1)	Offering Adjustments		As Adjusted
(in thousands, except per share data)
Revenue	$24,075	$—		$24,075
Cost of revenue	1,129	—		1,129
Sales and marketing	6,700	—		6,700
Research and development	2,426	—		2,426
General and administrative	3,865	—		3,865
Other income (expense)	(1,369)	639	(2)	(730)

Income before income taxes	8,586	639		9,225
Income tax expense	2,598	246	(3)	2,844

Net income	$5,988	$393		$6,381

Net income available to common stockholders	$3,058	$3,323	(4)	$6,381
Earnings per share available to common stockholders:
Basic	$0.11			$0.11
Diluted	$0.09			$0.10
Shares used in computation of per share amounts
Basic	28,180	32,572	(5)	60,752
Diluted	33,518	32,572	(5)	66,090
Additional earnings per share data:
Net income available to common stockholders	$3,058	$3,323	(4)	$6,381
Earnings per share available to common stockholders:
Basic	$0.11			$0.10
Diluted	$0.09			$0.09
Shares used in computation of per share amounts
Basic	28,180	36,000	(6)	64,180
Diluted	33,518	36,000	(6)	69,518

(1)	Derived from the unaudited consolidated statement of income for SolarWinds for the three months ended March 31, 2009.
(2)	Represents the reduction in interest expense associated with the repayment of approximately $42.0 million of the outstanding principal amount of our long-term debt as required under the terms of our credit facilities and described in the “Use of Proceeds.” In addition, the amortization of our debt issuance costs was decreased as a result of the lower principal balance due to the repayment of our long-term debt.
(3)	Represents the tax effect of the interest expense adjustment discussed in footnote (2) above, assuming a statutory tax rate of 38.5%.
(4)	Represents the amount allocated to participating preferred stockholders due to the conversion of all outstanding shares of our convertible preferred stock into 27,000,003 shares of our common stock.
(5)	Represents the conversion of all outstanding shares of our convertible preferred stock into 27,000,003 shares of our common stock, 1,072,000 shares issued related to the $10.0 million earnout and 4,500,000 shares issued related to the repayment of approximately $42.0 million of the outstanding principal amount of our long-term debt. We calculated the 1,072,000 shares issued related to the earnout payment in accordance with SEC Staff Accounting Bulletin Topic 1.B.3.
(6)	Represents the conversion of all outstanding shares of our convertible preferred stock into 27,000,003 shares of our common stock and the sale of 9,000,000 shares of common stock sold by us upon the closing of this offering.

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